EXHIBIT 1

SYMMETRICOM VICE CHAIRMAN TO RETIRE IN AUGUST 1996

San Jose, California, July 15, 1996---SymmetriCom, Inc.
(NASDAQ:SYMM) announced that Paul N. Risinger, Vice
Chairman and a Director of the Company, will retire on August 14, 1996.

Mr. Risinger joined the Company, which was known at the
time as Silicon General, Inc., in November 1985 as
Executive Vice President of Advanced Marketing and
Technology.  He held this position until August 1990 when
he became Vice Chairman.   Mr. Risinger also has served on
the Company's Board of Directors since March, 1989.

Dan Rasdal, Chairman and Chief Executive Officer of
SymmetriCom, Inc., said, "Paul Risinger has contributed greatly to the success of the Company which he has served for eleven years. Annual sales have grown from $33 million to over $100 million, and include more than $60 million in sales from Telecom Solutions which Paul helped create and develop."

Mr. Rasdal added that, "while Paul will be missed, he has been instrumental in developing the next level of management, some of whom will assume Paul's responsibilities upon his retirement." Mr. Rasdal said, "SymmetriCom will seek a new director to replace Mr.
Risinger, but will eliminate the position of Vice
Chairman."

SymmetriCom, Inc. conducts business through two separate operating units. Telecom Solutions makes synchronization and intelligent access systems for both domestic and international telephone companies and private network operators. Linfinity Microelectronics Inc. makes linear and mixed signal integrated circuits for use in intelligent power management, motion control and signal conditioning applications in commercial, industrial, and defense and space markets.